

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Robert Vreeland
Chief Financial Officer
Clean Energy Fuels Corp.
4675 MacArthur Court
Suite 800
Newport Beach, CA 92660

> **Re: Clean Energy Fuels Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-33480**

Dear Robert Vreeland:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation